Exhibit 2.4

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

CYTONICS CORPORATION

Pursuant to Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the “Corporation”), hereby amends (“Articles of Amendment”) its articles of incorporation, as amended (“Articles”), as follows:

A.	The introductory paragraphs of Article III of the Fourth Amended and Restated Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Seventy Million (70,000,000) shares, consisting of:

1.       Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2.      Twenty Million (20,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as " Initial Preferred Stock," par value $0.001 per share (the " Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Six Million (6,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

B.    Authority to Amend. This amendment of the Articles of Incorporation have been duly adopted by the unanimous written consent of the Corporation’s board of directors as of January 28, 2020 in accordance with the provisions of Section 607.0821 of the Florida Business Corporation Act, and have been duly approved by the shareholders of the Corporation on January 28, 2020 and the number of votes cast for the amendments by the shareholders was sufficient for approval.

C.    Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective February 28, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of January 29, 2020.

Cytonics Corporation

By:	/s/ Joey Bose
Name:	Joey Bose
Title:	President